SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No   ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 14, 2017.

TRANSLATION

Autonomous City of Buenos Aires, November 14, 2017

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Authorization for Issuance of Negotiable Obligations.

Dear Sirs:

The purpose of this letter is to inform you that the board of directors of YPF S.A. (the “Company”) authorized the issuance and placement of negotiable obligations for an amount of up to US$2,000,000,000 (Two billion United States dollars), or its equivalent in another currency, in one or more classes and/or series under the Company’s outstanding US$10,000,000,000 (Ten billion United States dollars) Global Negotiable Obligations Program.

Furthermore, the board of directors delegated the determination of the time, amount and other conditions of the issuance or issuances pursuant to such authorization in favor of certain authorized officers, which conditions will be timely informed by the Company at the time of consummation of the issuance of the negotiable obligations by means of applicable publications.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 14, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer